Exhibit 21.1

List of SPS Commerce, Inc. Subsidiaries

Name of Company	State or Other Jurisdiction of Incorporation/Organization
SPS Commerce Australia Pty Ltd	Australia
SPS Commerce Hong Kong Limited	Hong Kong
SPS International, Inc.	Delaware
Edifice Europe Limited	England and Wales
Edifice Japan G.K.	Japan
SPS Ukraine LLC	Ukraine